Exhibit 21.1
Subsidiaries

Jurisdiction of
Entity	Organization
Celerity Energy Partners San Diego LLC	California
Cogent Energy, Inc.	California
EnerNOC Ltd.	Ontario
ENOC Securities Corporation	Massachusetts
EnerNOC UK Limited	England and Wales
Mdenergy, LLC	Connecticut
Pinpoint Power DR LLC	Massachusetts
South River Consulting, LLC	Maryland
EnerNOC Australia Pty Ltd	Vic, Australia
DMT Energy Pty Ltd	WA, Australia
Global Energy Partners, Inc.	California
M2M Communications Corporation	Idaho